Exhibit(b)(5)

Amendment No. 4

To the

Credit Agreement for Margin Financing

AMENDMENT No. 4, dated as of September 1, 2016 (this “Amendment”) to the Credit Agreement for Margin Financing, dated as of August 26, 2014 between Western Asset Middle Market Income Fund Inc. (“Client”) and Pershing LLC (“Pershing”).

WHEREAS, Pershing and Client are parties to the Credit Agreement for Margin Financing, dated as of July 26, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Credit Agreement; and

WHEREAS, Pershing has requested that Client amend the Credit Agreement to reflect certain definitional changes as described herein.

NOW, THEREFORE, the parties hereby agree as follows, effective immediately:

1.	The second paragraph of the introduction to Article I—Margin Financing beginning “Commitment to Lend” shall be deleted and replaced in its entirety by the following:

Financing. Subject to the terms and conditions set forth in this Agreement, Pershing agrees to lend to Client and Client may borrow from time to time during the term of this Agreement, such sums as are requested by Client and approved by Pershing up to a Maximum Covered Amount, as defined herein, (after giving effect to all amounts outstanding and all amounts requested and subject to sufficient collateral to justify the amount).

Repayment of the Financing

Covered Amount Repayable upon 180 Calendar Days’ Notice. In the absence of an Event of Default or a Termination Event and subject to Article V, Client shall only be required to repay the Covered Amount (or any portion thereof) by no later than One Hundred Eighty (180) days following Pershing’s demand (such 180-day period, the “Term”).

2.	The following new defined terms shall be added to the Credit Agreement:

“Covered Amount” means, as of any Business Day (the “Determination Date”), an amount equal to the lesser of (i) the Financing Amount on such Determination Date (inclusive of any amounts disbursed on the Determination Date) or (ii) the Maximum Covered Amount.

“Financing” means Client’s debit balance under the Credit Agreement.

“Financing Amount” means, on any Business Day, the aggregate amount of the Financing provided by Pershing outstanding on such Business Day net of any credit balances. For the purposes of calculating the aggregate net amount of such Financing, Pershing will convert any Financing and credit balances denominated in non-USD currencies into USD.

“Maximum Covered Amount” means, the amount set forth on Appendix A hereto, as amended or otherwise modified from time to time.

Client hereby reaffirms, represents and warrants that, both before and after giving effect to this Amendment, (a) each representation and warranty made in the Credit Agreement is true and correct in all material respects as of the date hereof and (b) represents and warrants that, both before and after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

Except as expressly amended hereby, the Credit Agreement is and shall remain in full force and effect, and no amendment in respect of any term or condition of the Credit Agreement shall be deemed to be an amendment in respect of any other term or condition contained in the Credit Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

By:	/s/ Jane Trust
Name: Jane Trust
Title: President and Chief Executive Officer

PERSHING LLC

By:	/s/ Melissa A. Holleran
Name: Melissa A. Holleran
Title: Chief Administrative Officer